UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

ONCOCYTE CORPORATION

(Name of Issuer)

Common Stock, no par value	68235C107
(Title of class of securities)	(CUSIP number)

Brandi Roberts

Chief Financial Officer

BioTime, Inc.

1010 Atlantic Avenue

Suite 102

Alameda, California 94501

(510) 521-3390

(Name, address and telephone number of person authorized to receive notices and communications)

July 5, 2019

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following page(s))

CUSIP No. 04624N 10 7	13D

NAME OF REPORTING PERSON:
BioTime, Inc.

1	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
94-3127919

	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a)	☐
2		(b)	☐

SEC USE ONLY
3

SOURCE OF FUNDS:
4
PF; OO

	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):		☐
5

CITIZENSHIP OR PLACE OF ORGANIZATION:
6
California

		SOLE VOTING POWER:
	7
		12,424,244

NUMBER OF		SHARED VOTING POWER:
SHARES	8
BENEFICIALLY		0
OWNED BY
EACH		SOLE DISPOSITIVE POWER:
REPORTING	9
PERSON WITH		12,424,244

		SHARED DISPOSITIVE POWER:
	10
		0

AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
11
12,424,244

	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
12

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
13
23.9%(1)

TYPE OF REPORTING PERSON:
14
CO

(1)	Based on 51,972,830 shares of common stock outstanding as of May 30, 2019 reported by the Company in its Definitive Proxy Statement filed with the Securities and Exchange Commission on June 18, 2019.

Page 1 of 5 Pages

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the Statement on Schedule 13D dated December 30, 2015, as amended by Amendment No.1 dated August 29, 2016, by Amendment No. 2 dated November 15, 2017, by Amendment No. 3 dated April 3, 2018, by Amendment No. 4 dated May 17, 2018, and by Amendment No. 5 dated August 14, 2018 (the “Schedule 13D”) relating to the common stock, no par value (“common stock’), of OncoCyte Corporation, a California corporation (the “Company”), and is being filed and is filed by and on behalf of BioTime, Inc. (the “BioTime” or the “Reporting Person”). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Schedule 13D.

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 6 relates to the common stock of the Company and is being filed pursuant to Rule 13d-1 under the Exchange Act. The address of the principal executive offices of the Company is 1010 Atlantic Avenue, Suite 102, Alameda, California 94501.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed on behalf of BioTime, Inc., a California corporation as BioTime.

(b) The address of the principal office of BioTime is BioTime, Inc., 1010 Atlantic Avenue, Suite 102, Alameda, California 94501.

(c) BioTime is a biotechnology company focused on the emerging field of cell therapy.

(d) BioTime has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) BioTime has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) BioTime is organized under the laws of the state of California.

Page 2 of 5 Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information on BioTime’s cover sheet to this Amendment No. 6 is incorporated by reference herein. There has been no material change from the information last reported in Item 3 of the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

BioTime is filing this Amendment No. 6 to report the reduction in its percentage ownership of the outstanding common stock of the Company resulting from the sale of 2,250,000 shares of common stock of the Company pursuant to a Sales Agency Agreement (the “Sales Agreement”) with Raymond James & Associates, Inc., which acted as BioTime’s exclusive agent with respect to the placement of shares. Following the transaction, BioTime holds 12,424,244 shares of common stock of the Company. Pursuant to the Sales Agreement, BioTime has agreed, for a period of 45 days from July 2, 2019, not to sell, offer, contract to sell or otherwise dispose of or transfer its remaining shares of the Company common stock.

BioTime’s percentage ownership of the outstanding common stock is based on the number of outstanding shares of common stock as of May 30, 2019 reported by the Company in its Definitive Proxy Statement, filed with the Securities and Exchange Commission on June 18, 2019.

Except as described above in this Item 4, the Board of Directors of BioTime has not approved any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date of this Amendment No. 6, BioTime beneficially owns 12,424,244 shares of Company common stock representing approximately 23.9% of the outstanding common stock of the Company based on the number of outstanding share determined as provided in Item 4.

(b) As of the date of this Amendment No. 6, BioTime has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of 12,424,244 of the shares of Company common stock it beneficially owns.

(c) Except as described in this Amendment No. 6, during the past sixty days, BioTime has not engaged any transactions in Company common stock

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company common stock beneficially owned by BioTime.

(e) Not applicable.

Page 3 of 5 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

BioTime has entered into the Sales Agreement described in Item 4 of this Amendment No.6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None

Page 4 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information contained in this statement is true, complete and correct.

Dated: July 5, 2019	BIOTIME, INC.
a California corporation

	By:	/s/ Brandi Roberts
Brandi Roberts,
Chief Financial Officer

Page 5 of 5 Pages